News Release Communiqué de Pressee

Exhibit 99.3
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I
Isabelle Desmet
Tel. : +33(0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Sandra DANTE
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Christine de CHAMPEAUX
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Philippe GATEAU
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Burkhard REUSS
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Lisa WYLER
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Franklin BOITIER
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Elisabeth de REALS
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s Marketing France Division
Presents Organisational Adjustment Plan

• Total’s Marketing France Division presented its organisational adjustment plan to the Central Works Committee on Thursday, October 4, 2007.
•The plan does not call for any dismissals.
Paris, October 4, 2007 — Total’s Marketing France Division* announced today that it is having to adjust its organisation in response to a more challenging business environment and to the market decline in volumes and margins.
To reduce fixed costs, increase efficiency and maintain the quality of customer service, the Marketing France Division plans to streamline its headquarters organisation and consolidate its regional operations on three sites in Nanterre, Nantes and Lyon. The plan will eliminate 177 jobs and create 22 others. It includes the transfer of the Marseille operations to Lyon.
It does not call for any dismissals.
At the same time, the Marketing France Division has initiated an action program to reduce its other operating costs and increase non-petroleum product sales in its service stations (convenience stores, carwash, etc.)
*The Marketing France Division employs 1,500 people in the marketing and administrative departments that supervise the sale of Total petroleum products in France. It does not include Total service station employees.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com